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June , 2005

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	WorldSpace, Inc. – Registration Statement on Form S-1

(File No. 333-124044)

Dear Mr. Spirgel:

On behalf of WorldSpace, Inc. (the “Company”), we are hereby filing Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (File No. 333-124044) (the “Registration Statement”). The Amendment reflects changes in response to the letter of comments, dated May 13, 2005 (the “Comment Letter”), issued by the Staff of the Commission as well as updating and other changes. Three courtesy copies of the Amendment, marked to show changes from the Registration Statement as previously filed, are being furnished to you under separate cover to expedite your review.

The purpose of this letter is to clarify the Company’s responses to various matters raised in the Comment Letter, as reflected in the Amendment, and to provide certain supplemental information requested by the Staff in the Comment Letter. Unless otherwise indicated, terms used herein without definition have the same meanings as are ascribed to them in the Registration Statement.

The numbered responses in the letter are keyed to the corresponding items in the Comment Letter.

1.	We encourage you to file all exhibits with the next amendment to your Form S-1 or otherwise furnish drafts of the legality opinion and the underwriting agreement. We may have additional comments upon review of those documents. Please also file the proper consent upon the filing of the legality opinion.

Additional exhibits have been filed with the Amendment. Further exhibits, consisting principally of certain executive employment agreements, a stock-based incentive plan, the form of Underwriting Agreement and our firm’s legality opinion, will be filed in a further amendment to the Registration Statement. In order to expedite your review, we have furnished supplementally on a confidential basis a draft of our legality

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June , 2005

opinion; the draft opinion includes the required form of consent. We confirm that we concur with the Staff’s understanding that the reference and limitation, in such opinion, to “Delaware General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware constitution and reported decisions interpreting these laws.

2.	We note that you plan to standardize your employment agreements with your executive officers prior to the completion of this offering. Please file all material employment contracts between WorldSpace and management as soon as possible so we may review those documents. We may have further comments upon the filing of the agreements.

As noted in the response to Comment No. 1 above, certain proposed executive employment contracts and the Company’s proposed stock-based incentive plan will be filed in a further amendment to the Registration Statement. In order to expedite your review, the Company is furnishing to you supplementally on a confidential basis a draft of each such executive employment agreement and of the incentive plan.

3.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

All omitted information which the Company is not permitted to omit under Rule 430A will be included in a further amendment. The Company confirms that it will not authorize any distribution of preliminary prospectuses prior to the Staff having had such time as it shall require to review an amendment containing the omitted information.

4.	We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by GreyStone Communications, the Yankee Group, J.D. Power and Associates, and the National Council of Applied Economic Research, among others. Please provide us with marked copies of any materials that support these and other third party statements cited in the registration statement, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

In response to your comment, the Company is providing supplementally on a confidential basis detail supporting material for references in the Registration Statement to statistical data prepared by GreyStone Communications, the Yankee Group, J.D. Power and Associates, and the National Council of Applied Economic Research and others. The data prepared by Org-Marg, a division of A.C. Nielson, and IDC were commissioned by the Company. All other material cited is publicly available. IDC has consented to the use of their data in the Registration Statement and a copy of such consent has been filed as an exhibit thereto. The Company will file a consent of Org-Marg in a further amendment to the Registration Statement.

5.	Comments on your application for confidential treatment will follow under separate cover. Since the application review process often results in significant revisions to the disclosure in the prospectus, we suggest that you wait to circulate a preliminary prospectus until you have received comments on your application. We will not consider a request for acceleration of effectiveness of the registration statement until we resolve these comments.

The Company notes your comments with regard to the Company’s application for confidential treatment.

6.	Revise your disclosure throughout to remove unnecessary defined terms. In this regard, please delete the fourth sentence of the introductory paragraph on page 1. Once you make your disclosure clear from the context, you will not need to define terms such as “WorldSpace,” “Company,” “we” “us,” and “our.”

The Company has revised its disclosure to remove unnecessary defined terms. In connection therewith, the fourth sentence of the introductory paragraph on page 1 has been deleted.

7.	With a view toward more balanced disclosure in your summary section, move to the front of the summary section a discussion of the following:

•	your limited access to capital;

•	your accumulated deficit of $2.1 billion;

•	your recent restructuring of the debt owed to Stonehouse Capital and Yenura, including clarification of the fact that while you eliminated all of your long-term debt (other than your new convertible notes) as a result of the recapitalization and restructuring transactions, you still owe approximately $1.8 billion in long-term liabilities as a result of the Royalty Agreement (please also revise your discussions of your recapitalization elsewhere in the document to clarify this fact);

•	your history of net operating losses; and

•	that Noah Samara will continue to control the company following the offering.

The summary section has been revised to move to the front of the summary the matters indicated in the Staff’s comments, other than the matters described in the third bullet point in the staff’s comment.

However, the Company respectfully disagrees with the Staff’s comment with respect to the Royalty Agreement. The Company does not still owe approximately $1.8 million (or indeed any specific amount) in royalties in respect of such Agreement. The Company does not believe it is appropriate to speculate as to the amount that will ultimately become payable under the Royalty Agreement. For a more extended discussion of this issue, please see the Company’s response to Question 30.

8.	Please tell us in your response letter your basis for your statement that Noah Samara “pioneered the development of satellite-based digital radio services.”

The Company wishes to provide the following supplemental information:

Mr. Samara was the principal founder of WorldSpace in 1990, and he has always been the single largest beneficial shareholder and the chief executive officer of the Company. He was prominently involved in the regulatory effort to convince the ITU at the World Administrative Radio Conference in 1992 to allocate a portion of the L band on a worldwide basis for satellite-based digital radio services. By 1996, under his leadership, the WorldSpace system was fully designed and under construction and, in 1998, WorldSpace became the first company to deploy a satellite radio infrastructure with the launch of its AfriStar satellite and commenced business the following year. In 1997, WorldSpace, led by Mr. Samara, took a partial interest in the predecessor to XM Satellite Radio (XM) and

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June , 2005

Mr. Samara, on behalf of XM, participated in the FCC’s April 1997 auction in which XM was awarded one of the two U.S. DARS licenses. There are only four satellite-based DARS providers. Mr. Samara is the founder and chief executive officer of the first to deploy a system (WorldSpace) and participated significantly in the development of the second to deploy a system (XM). The other two systems (Sirius and MBCo) became operational after WorldSpace and XM.

9.	Clarify what you mean by the phrase “we are able to roll out our subscription service on a sequential basis…”

The Company does not intend to roll out its business simultaneously across all of its currently targeted markets. Rather, it seeks to focus the roll out of its business carefully, addressing markets sequentially as resources are available and personnel and critical local relationships are assembled, reducing execution risk. The Company has reordered and revised its disclosure to clarify, and supply context for, the phrase in question.

10.	Please revise each risk factor caption so that it reflects the risk that you discuss in the text. Currently, many of your risk factor captions are unduly vague, such as “Our business is international and subject to country and region risks” on page 17, and do not discuss adequately the risk that follows. Other risk factor captions merely state a fact about you, such as “We depend on key personnel” on page 16 and “We may not be able to manage rapid growth” on page 20, or allude to a future event, such as “Future changes to the regulations and policies…” on page 17. These are only examples. Revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised captions should work only in this document. If they are readily transferable to other companies’ documents, they are probably too generic. Please revise accordingly.

The Company has revised the risk factor captions, including the captions noted in the Staff’s letter, to identify specifically the risks discussed in the text.

11.	You should pare down your risk factors section to present only the most significant factors that make the offering speculative or risky. Many of the risk factors are duplicative, such as:

•	“Our ability to conduct our business in China…” (page 15), “Extensive government regulation of the telecommunications and broadcasting industries restricts our direct entry into China…” (page 19), and “China’s economic, political and social conditions…” (page 24);

•	“Our insurance may not cover all risks…” (page 12), and “Our business insurance in China…” (page 25); and

•	“We may incur significant delays and expense in the development and installation of terrestrial repeater transmitters…” (page 13), “We may be unable to obtain the licenses required to operate our terrestrial repeater networks in India…,” and “We may experience delays and incur significant costs in the development and production of our receivers” (page 14).

Other risk factors speak to generalities rather than specific risks or overwhelm the reader with a wash of information, such as:

•	“There may not be sufficient demand for our service to allow us to become profitable” (page 9), “Our satellites have a limited life and may fail in orbit” (page 11), “We have faced in the past, and may face in the future, challenges and constraints in obtaining financing” (page 16), “Our technology may become obsolete,” (page 17), and “Our business is international and subject to country and region risks” (page 18).

The Company has revised the risk factors, including the risk factors noted, to avoid duplication and generalities and to emphasize the most significant factors that make the offering speculative or risky.

12.	Please avoid the generic conclusion in the captions and discussions that if a risk occurs, your business and financial performance could be materially adversely affected, and generic statements in your risk factors that you cannot predict, cannot guarantee, and that there is no assurance that a risk will not occur. These statements do not represent meaningful disclosure. Instead, revise to provide specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, and share price.

The Company has revised the risk factor captions and discussions to avoid generic conclusions and statements and to provide more specific disclosure of the possible impact of such factors.

13.	Please revise to include a risk factor discussing the fact that you have accepted risk of loss for one of your two satellites on the ground before it has been launched. Discuss the risks of losing the satellite during launch, the specific impact that would have on your financial results, the impact loss of that satellite would have on your goal to replace the defective AfriStar satellite, and how the loss would affect your goal to offer satellite radio to Northern Africa and Western Europe. Please also discuss these issues in the relevant subsections of Management’s Discussion and Analysis.

The Company has revised its disclosure to include a risk factor discussing the risks of losing a satellite during launch and the impact thereof. The Company has also revised the relevant subsections of Management’s Discussion & Analysis to take account of these issues.

14.	Revise this risk factor’s caption to clarify that you have material weaknesses in your internal controls that may (or will) impact your ability to comply with the internal controls requirements imposed upon reporting companies.

The Company has revised the risk factor caption to provide the requested disclosure.

15.	You state that you intend to acquire in-orbit insurance coverage on your AfriStar satellite by the end of April 2005. In Note B of your Consolidated Financial Statements on page F-10, however, you discuss a $6.5 million insurance claim that you later withdrew. Please clarify when your AfriStar satellite was covered by insurance and when that coverage lapsed.

Furthermore, what effect is the reported anomaly expected to have on your ability to insure the AfriStar satellite?

The Company has amended its disclosure to make the indicated disclosure. The Company wishes to provide the following supplemental information to the Staff:

On February 27, 2003, the Company conducted an assessment of the AfriStar satellite’s solar array performance and that evaluation suggested that the power available at end of design life for the satellite might not be sufficient to meet the full mission requirement. Based upon that, on March 27, 2003, the Company issued a notice of loss to the insurance underwriters and followed up with an analysis and submission of the Company’s estimate of loss of solar array performance. Subsequently, the satellite manufacturer, Astrium, conducted an independent analysis on the health of AfriStar and advised that, though there was solar array degradation, if WorldSpace were to adopt certain recommended mitigation strategies, AfriStar could satisfy mission requirements up to the end of design life. Based upon this advice, the Company withdrew the claim from the insurance underwriters. As part of the

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June , 2005

underwriting process, all the current insurers for the AfriStar satellite were made aware of known anomalies. The insurers were also provided with Astrium’s report on the satellite.

16.	Revise the caption to the risk factor to state that there are allegations of ties between Al Qaeda and investors (not former investors) in your company.

The Company has revised its disclosure to make the requested change.

17.	In light of the numerous restrictions the agreements with Yenura and Stonehouse place upon WorldSpace’s expenditures, disposition of assets, and other aspects of your company’s business, clarify that while Yenura and Stonehouse do not have voting control over WorldSpace, they do have control over your company because they have the indirect power to direct or cause the direction of the management and policies of WorldSpace.

The Company respectfully disagrees with the Staff’s comment.

Yenura’s interest in WorldSpace, consisting of 27,882,308 Class B Shares, represent 75.1% of the voting shares of WorldSpace (calculated in accordance with Rule 13d-3 of the rules under the Securities Exchange Act of 1934, as amended). However, as discussed in the Registration Statement and prospectus in several places (including in the Risk Factors section of the prospectus), Yenura itself is controlled solely by Noah Samara, the Chairman and Chief Executive Officer of WorldSpace, through Mr. Samara’s ownership of all of the voting securities of Yenura. As a result of his control over Yenura, Mr. Samara possesses sole voting and dispositive power over all of the Class B Shares held of record by Yenura. See the “Principal stockholders” section of the prospectus. Yenura has no other interest in the Company other than its Class B Shares and, accordingly, any control that it exercises is simply a subset of the control of Mr. Samara exercises by virtue of his offices and the shares of the Company held by Yenura, TelUS and himself personally over which he exercises sole voting and dispositive power.

The interest of Stonehouse in the Company is its right to receive a royalty payment from the Company in the amount of 10% of the amount of EBITDA, if any, shown on the Company’s audited consolidated income statement for each year through December 31, 2015, pursuant to the terms of the Royalty Agreement among the Company, Stonehouse and WorldSpace Satellite Company Ltd. (WSC).

As discussed in the prospectus, Stonehouse may elect to receive a fee (a scale-down fee) from certain sales of assets in lieu of a portion of future royalty payments. In connection with its right to receive royalty payments, Stonehouse has certain other rights with respect to the Company that are designed, exclusively, to protect its right to receive its royalty payments, including (i) a right, each year, to information to allow Stonehouse to estimate the royalty payment for that year, (ii) a right to receive the Company’s audited consolidated financial statements, and (iii) a right, upon reasonable advance notice (but not more frequently than once per year) to audit the books of the Company to determine or confirm calculations of the Company’s EBITDA.

Neither the Company nor WSC (together the WorldSpace Parties) may voluntarily liquidate or sell substantially all of their assets (any time prior to December 31, 2007) without the prior consent of Stonehouse (not to be unreasonably withheld) or sell certain key assets of the WorldSpace Parties, other than for fair value. The WorldSpace Parties have agreed that transfers of assets are not intended to be permitted to the extent that any such sale or transfer would be reasonably likely to diminish materially the overall return to Stonehouse under the Royalty Agreement.

Finally, the Company must apply the proceeds of the New Investment Transaction (i.e., the convertible note financing) in accordance with a funding expenditure

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June , 2005

plan that was agreed between the Company and Stonehouse. The current and planned expenditures of the proceeds of the New Investment Transaction described in the Business section of the prospectus are consistent with this agreed expenditure plan. Stonehouse has no further or future rights to control or influence the Company’s expenditures.

In sum, all of the rights of Stonehouse and the obligations of the Company to Stonehouse under the Royalty Agreement are designed to secure and preserve Stonehouse’s right to its royalty payments. Stonehouse has no representation on the Company’s board of directors, no stockholder voting rights and no rights to manage or direct the Company’s business. Except to the limited extent described above, Stonehouse does not restrict, control or have approval rights with respect to WorldSpace’s decisions with respect to expenditures or disposition of assets and no rights to direct the business or operations of the Company.

In addition, as explained in the “Certain relationships and related party transaction – Royalty Agreement” section of the prospectus, the Company may not make distributions (either by way of dividends or returns of capital) to the holder of the Class B Shares except out of excess funds (i.e., the funds remaining from the previous year’s earning, less the amount of the royalty payment) and then only if the Company is otherwise current on all expenses and other amounts owed and not in violation of the terms of its funding agreements with third party investors.

Because Stonehouse does not control, directly or indirectly, the direction of the management and policies of WorldSpace, the Company has not made any revisions to its disclosure indicating that either of them controls WorldSpace.

18.	Disclose that Mr. Idris owned a factory in Sudan that was bombed by the U.S. in retaliation for possible terrorist ties.

The Company has revised its disclosure to disclose that Mr. Idris owned a factory in Sudan that was bombed by the U.S. purportedly in retaliation for manufacturing chemicals used by terrorists. The Company believes, however, that such disclosure is potentially misleading unless further information is also provided, e.g., the fact that the U.S. has never placed Mr. Idris on the U.S. Government’s designated terrorist list.

19.	To the extent possible, please revise to more specifically identify and quantify the amount of proceeds to be used for particular purposes, including the order of priority of those purposes. For example, how much of your proceeds will be used towards the build-out of the terrestrial repeater network? Finally, disclose how you expect to allocate the net proceeds of the offering if the underwriters exercise their over-allotment option, to the extent practicable.

The Company will provide the required disclosure in a further amendment, based on the anticipated net proceeds of the offering (computed on the basis of the midpoint of the estimated range to be set forth on the cover page of the prospectus contained in such amendment).

20.	Please quantify the further dilution to new investors that will occur assuming the exercise of all of your outstanding stock options and warrants. Also quantify the dilution to new investors if your underwriters fully exercise their over-allotment option.

The Company has revised the template for this section to show that it will quantify the dilution to new investors (i) assuming the exercise of all of the over allotment option and (ii) assuming the exercise of all outstanding options and warrants.

21.	Discuss what steps, if any, the company is taking to remediate the material weaknesses in its internal control over financial reporting.

The Company has revised the Management’s Discussion and Analysis to provide the requested disclosure.

22.	Explain why you expect receiver sales to decline as a percentage of total revenue. We note your risk factor relating to offering receivers at reduced cost. Discuss whether you intend on providing receivers free to potential customers as incentives to subscribe, and, if so, what is the expected impact to your cost of revenue.

The Company has revised its disclosure relating to the anticipated decline of receiver sales as a percentage of total revenue. While the Company envisions that it will continue providing a certain level of subsidies on receivers to some of its customers as an

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June , 2005

incentive to subscribe to its service, it does not expect to provide free receivers to customers with the possible exception of very limited tactical promotions. The Company has added disclosure that, as it ramps up sales in conjunction with the planned roll out of its services, the cost of receiver hardware will increase because of equipment subsidies and because of retail incentives to retailers and distributors.

23.	Discuss whether you expect your depreciation and amortization expenses to increase materially as a result of the defect associated with your AfriStar satellite.

The Company does not expect its depreciation and amortization expense to increase as a result of the anomalies associated with the AfriStar satellite. The Company currently believes that, by adopting certain mitigation strategies (see the response to Comment No. 15), it can mitigate any operational issues associated with the anomalies and, therefore, no impairment associated with the anomalies is anticipated.

24.	Describe for us the nature of the sales incentives to your distribution partners and how you subsidize the cost of the receivers as described at pages 64 and 73.

The Company’s tactical approach to sales incentives is determined by its desire to attain certain sales unit levels in any given period. The Company’s regional sales and marketing teams, based upon an evaluation of market conditions, determine which products require a subsidy. Once determined, the distributor receives the subsidy as a reduction in his invoice. The Company may provide a cash consideration to its distributors, thereby providing an incentive to achieve its goals. Please see the Company’s response to Comment No. 42 for further information relating to this Comment.

25.	In addition, tell us how you are accounting for these incentives. In your response, tell us how you considered the guidance in EITF 01-09.

In accordance with EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products)”, the Company provides a cash consideration which is characterized as a cost incurred. In order to record this transaction as cost incurred, the Company has met following conditions:

•	The Company receives an identifiable benefit (goods or services) in exchange for the consideration (unit and subscription revenue streams); and
•	The Company can reasonably estimate the fair value of the benefit identified above – the consideration paid does not exceed the fair value of the benefit received.

26.	Identify and quantify the “several one-time corporate expenses.”

The Company has revised its disclosure to identify and quantify significant one-time corporate expenses.

27.	Clarify whether you expect construction on your F4 satellite to be restarted.

The Company does not expect to use the proceeds from its December transaction or this transaction to complete the construction of its F-4 satellite. When the Company recommences construction of F-4 (which is not anticipated within the next 12 months), it will need to negotiate terms with its vendors.

28.	Disclose the likely impact the Stonehouse royalty payments could have on your financial condition and results of operations. In addition, please discuss management’s financial options in the event that the cash generated by operations is not enough to fund the reserve account when the forecasted EBITDA is positive or the annual payment is due.

The Stonehouse royalty payments in any given year are contingent upon the Company recording positive EBITDA, and are calculated at the rate of 10% of such recorded annual EBITDA. The Company can retain 90% of such EBITDA, which limits the impact of such payments on the Company’s financial condition and results of the operations, since the Company retains 90% of the calculated EBITDA. The Company believes there are a variety of options available to the Company to fund the royalty reserve account. Funding the account every quarter entails using cash associated 2.5% of the expected EBITDA for the year. As noted above, this presupposes that 10 times that amount has been earned by the Company. The Company believes that through appropriate cash management, the Company should have available existing cash from past or future financing activities or from previous years of operations, as necessary. In addition, given that the predominance of the Company’s revenues are expected to be monthly subscription charges, currently paid in advance by subscribers, the Company believes that it should have cash available from current operations. The Company intends to establish operating agreements with its subsidiaries abroad based upon which it would repatriate cash, where tax effective to do so.

29.	Disclose the estimated amount of capital expenditures required for the build-out of the terrestrial repeater network in China during the next twelve months and the estimated total expenditures to complete the network.

Until the Company receives the final approvals from China’s regulatory agencies, it will not start the build-out of a terrestrial repeater network in China. The Company does not envision this project starting in the next 12 months. The Company expects the total network to cost approximately $15 million to $25 million in its initial stages. This amount will need to be reviewed as the Company conducts topographical analysis after receipt of regulatory approvals.

30.	Because your royalty payments are reported as a long-term liability on your balance sheet for the December 31, 2004 fiscal year end, please include the estimated amount of contingent royalty payments you expect to pay. We note that the value of your Contingent Royalty Obligation reported on your balance sheet is $1,814,175,000.

The Company respectfully disagrees with the Staff’s comment with respect to the Royalty Agreement. The Company does not still owe approximately $1.8 million (or indeed any specific amount) in royalties in respect of such Agreement. As shown in several places in the prospectus, the Company owes Stonehouse 10% of the Company’s EBITDA, if any, shown on the Company’s audited consolidated statement of operations for each year from January 1, 2005 through December 31, 2015. Accordingly, no specific amount is owed in any year. The aggregate amount over the period of the Royalty Agreement is indeterminate. The Company does not believe it is appropriate to speculate as to the amount that will ultimately become payable under the Royalty Agreement; indeed, the Company believes that were it to do so, it would be tantamount to providing an eleven year forecast of its earnings. As stated in Note C to the Company’s consolidated financial statements included in the prospectus, even though management is satisfied that the Stonehouse debt may not be reinstated, in accordance with Statement of Financial Accounting Standards No. 15 (“SFAS No. 15”), Accounting by Debtors and Creditors for Trouble debt Restructuring, as an accounting matter the restructuring of the Stonehouse debt is not considered an extinguishment of debt because the future payments under the agreement are indeterminate. Accordingly, the carrying value of debt and accrued interest of $1,814 million has been reclassified as a contingent royalty obligation on the accompanying balance sheet at December 31, 2004. The obligation will be reduced by the future payments made under the Royalty Agreement and will remain on the Company’s balance sheet until 2015, the last year payment under the Royalty Agreement is required. The inclusion of the pre-restructuring value of the debt and accrued interest in the Company’s balance to comply with SFAS No. 15 does not, however, mean the Company “owes,” or will pay, such amount. The actual amount to be paid is unknown today, and any hypothetical example can only be based on a forecast of the Company’s EBITDA over an eleven year period.

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June , 2005

31.	Clarify that your convertible notes are payable in full at the option of the holder after 3 years.

The Company has revised its disclosure to add a footnote to the “Contractual Obligations” table that says: “The $155 million convertible notes are payable in full (100% of the principal plus accrued and unpaid interest) at the option of the holders on December 31, 2008.”

32.	You do not discuss your operations in Africa and the Middle East even though your AfriStar satellite primarily covers those areas. In addition, it is not clear how many of your 53,000 paying subscribers reside in those areas. Clarify where, other than India, your paying subscribers reside. Please expand your Business section to discuss your operations in Africa and the Middle East.

The Company has revised its disclosure to quantify the number of its subscribers in Africa and the Middle East. In addition, the Company has expanded the “Business – Overview” section to discuss its operations in Africa and the Middle East.

33.	Please consider creating a risk factor discussing the risk arising from the lack of mandatory dispute resolution or enforcement mechanisms at the International Telecommunications Union. For instance, we note that while the use frequencies of your AfriStar and AsiaStar satellites are registered in the Master International Frequency Register maintained by the International Telecommunications Union, there is no guarantee that your use of those frequencies would be protected from interference from non-conforming uses by other nations.

The Company has added a risk factor discussing the risk arising from the lack of mandatory dispute resolution or enforcement mechanisms at the ITU.

34.	We note your statement that Donald J. Frickel was recipient of stock options for the prior fiscal year, yet there is no summary compensation table disclosure nor stock option grant table disclosure. Please revise accordingly. Furthermore, we note that you recorded $90.3 million in stock compensation expense in 2004. Provide more detail as to why you had such a significant stock compensation expense in 2004 when the only named executive officer to whom you granted options was Mr. Frickel.

The Company has revised its disclosure to include a stock option grant table. As discussed in more detail in Note K to the Company’s consolidated financial statements included in the prospectus, in December 2004, pursuant to the merger of WorldSpace International Network, Inc., into WorldSpace, Inc., 10,092,900 WIN options were converted into 22,709,025 WSI options at a conversion rate of 1 WIN to 2.25 WSI. In addition, the exercise price for each WIN option was divided by 2.25 to arrive at the converted WSI exercise price. The 2.25 conversion factor was based on the relative fair values of each entity as of the date of merger. All remaining terms of the WIN options were unchanged. Based upon the guidance in APB 25, “Accounting for Stock Issued to Employees” and related interpretations, the modification of the WIN options created a new measurement date. Accordingly, the Company was required to record as stock-based compensation expense the excess of the intrinsic value of the modified options over the intrinsic value of the options when originally issued. This resulted in a charge to stock-based compensation expense of $87 million as of December 31, 2004. The Company has added a footnote to the stock option grant table, providing a cross-reference to Note K to the Company’s financial statements.

35.	We note your description of the merger between your principal operating company and former holding company. Please describe the merger in your response. Tell us about the business purpose of the merger and how the merger fit into your recapitalization and restructuring.

Prior to the reorganization, the WorldSpace group’s main operating company was WorldSpace International Network, Inc., a British Virgin Islands company (WIN) whose parent (and the holding company for the group) was WorldSpace, Inc., a Maryland corporation (WorldSpace Maryland). Although WorldSpace Maryland owned all of the outstanding shares of WIN, WIN had issued options to its employees with the result that, should any such options be exercised, WIN would no longer be 100% owned by WorldSpace Maryland. In connection both with the proposed private placement of new convertible notes in December 2004, and the contemplated initial public offering in 2005, it was deemed desirable that (i) all shareholders and option holders hold their shares and options in a single, unified entity and (ii) the unified entity be a Delaware corporation. In order to achieve these two goals, WIN was merged up into WorldSpace Maryland, with each outstanding WIN option being converted into 2.25 WorldSpace Maryland options, and immediately thereafter WorldSpace Maryland was merged into a newly formed subsidiary with the same name, WorldSpace, Inc., with all WorldSpace Maryland shares and options being converted into shares and options of the new entity on a one-for-one basis. These two mergers preceded both the recapitalization of the Company’s debt and the private placement of $155 million in senior convertible notes, and were undertaken to create an appropriate vehicle for the proposed private placement as well as the contemplated initial public offering.

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June , 2005

36.	You state that “certain of the underwriters or securities dealers may distribute prospectuses electronically.” Identify in your response letter any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.

Also, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

•	the communications used;
•	the availability of the preliminary prospectus;
•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
•	the funding of an account and payment of the purchase price.

Alternatively, to the extent that our Division has reviewed your procedures, please confirm this and tell us if you have changed or revised your procedures subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response. Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

The Company has been advised by the underwriters that the following procedures will be followed with regard to any electronic offer, sale or distribution of the shares:

As a courtesy to certain of their customers, UBS and UBS Financial Services Inc., a selected dealer affiliated with UBS, may distribute preliminary prospectuses electronically to these customers. UBS will not accept indications of interest, offers to purchase or confirm sales electronically with the exception of the indications of interest accepted by UBS through its “New Issues” system (formerly known as DealKey (SM) System and described in the next paragraph). To the extent it is distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933 has been prepared and filed with the Commission. The procedures involved are described in detail below.

UBS intends to make the preliminary prospectus available to certain of its customers through “New Issues,” a section of the UBS Investment Bank Client Portal that is part of UBS’s web-based client services site. UBS will accept indications of interest from those certain customers through “New Issues” but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. The “New Issues” section is separate from UBS’s publicly available website as access to “New Issues” is password-protected. UBS customers which meet certain requirements may obtain password access to “New Issues” upon request. UBS currently limits access to “New Issues” in the United States to institutional customers that are “qualified institutional buyers” under Rule 144A. “New Issues” contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. The offering summary page will contain Rule 134 information pertaining to the offering, a hyperlink to the preliminary prospectus and other non-offering related information (such as administrative or logistical information). In some cases, the offering summary page will also contain a link to the offering road show as discussed below in greater detail. The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer. The Company has been informed by UBS that Ms. Kristina Schillinger, Esq. of the Securities and Exchange Commission reviewed UBS’s electronic offering procedures without objection in the spring of 2001.

UBS has informed the Company that, in addition to distributing preliminary prospectuses electronically through “New Issues,” it may send preliminary prospectuses via email as a courtesy to certain of its customers to whom it is concurrently sending a prospectus in hard copy.

The Company does not intend to use any forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format.

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June , 2005

Please note that the S-1 does contain disclosure that certain of the underwriters may distribute prospectuses electronically.

The Company understands that UBS plans to engage NetRoadshow, Inc. to host or access the preliminary prospectus on the Internet. The internet address of NetRoadshow, Inc. is “www.netroadshow.com”. UBS has entered into a Master Services Agreement with NetRoadshow, Inc. A copy of this agreement is being provided to you supplementally on a confidential basis. The only material that will appear on NetRoadshow, Inc.’s website in connection with the offering will be a copy of the preliminary prospectus and the road show. In accordance with the agreement, NetRoadshow, Inc. will make the road show available only to those investors who have been provided with a password from the underwriters. An investor who is given the password may access the road show during a one-day period and will not be able to download, copy or print any portion of the road show transmission other than the preliminary prospectus. In the agreement, NetRoadshow, Inc. agrees to comply with its obligations under the terms of the response of the Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission, dated July 30, 1997, with respect to road show transmissions for registered offerings, as amended or updated by other no-action letters relating to Internet road shows.

37.	You state that UBS Securities LLC may release the securities from the restrictions contained in the lock-up agreement at any time without public notice. Revise to disclose what factors the underwriters will use in any determination to release the shares subject to the lock-up, and indicate any current intention to release those shares. Furthermore, disclose how many shares are subject to the lock-up.

UBS has advised the Company that, although it has no intent or understanding to do so, it may, in its sole discretion, permit early release of the shares of the Company’s common stock to the expiration of the applicable lock-up period. UBS has

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June , 2005

advised the Company that, prior to granting an early release of the Company’s common stock, it would consider factors including need, market conditions, the performance of the Company’s common stock price, trading liquidity and other relevant considerations. UBS has advised the Company that it will not consider its own holdings as a factor in its decision to grant an early release from the provisions of such lock-up agreements.

Approximately 98% of the Company’s pre-offering aggregate shares of Class A Common Stock and Class B Common Stock will be subject to the lock-up, including all shares held by the Company’s directors, officers and other persons identified under the caption “Principal stockholders” in the prospectus.

38.	We note that you plan to reserve shares for directors, officers, employees, strategic partners, other individuals associated with you, and members of their families. Please describe in your response letter the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

UBS Financial Services Inc., a selected dealer affiliated with UBS, will administer the directed share program. The directed share program materials that the Company intends to deliver to potential purchasers will include:

a.	a cover letter to potential purchasers from the Company;

b.	a Directed Share Program Procedures guide with contact information;

c.	a set of frequently asked questions and answers regarding the directed share program;

d.	an Indication of Interest Form to be completed by potential purchasers;

e.	an NASD Certification Form;

f.	an Account Application (including a new account instruction form, a Form W-9 and a client agreement) to be completed by the potential purchaser in order to allow UBS Financial Services Inc. to open an account for the potential purchaser (a potential purchaser must have a UBS Financial Services Inc. account in order to participate in the directed share program); and

g.	a copy of the preliminary prospectus.

A form of each of these documents, other than the NASD Certification Form, Account Application and preliminary prospectus, is being provided to you supplementally on a confidential basis.

The Company and UBS Financial Services Inc. have advised us that they intend to adhere to the following procedures for the directed share program:

1.	The Company will provide to UBS Financial Services Inc. a database with each potential participant’s name, address and phone number.

2.	A new account mailer containing the directed share program materials will be sent to each potential participant via Federal Express with a Federal Express return envelope. UBS and the Company have advised us that no directed share program materials have been sent as of the time of this response, and no directed share program materials will be sent until after a preliminary prospectus meeting the requirements of Section 10 of the Securities Act of 1933 has been prepared and filed with the Commission.

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June , 2005

3.	Participants will return packages, as applicable, to express their interest.

4.	Any potential participant that cannot sign the NASD Certification will not be allowed to participate in the directed share program.

5.	Upon receipt of a package, a UBS Financial Services Inc. salesperson will call the potential participant to:

a.	confirm receipt of the package;

b.	confirm the potential participant’s indication verbally and advise the potential participant of the expected pricing date and price range;

c.	reiterate that if UBS Financial Services Inc. is unable to confirm the potential participant’s indication of interest on the night of pricing (after the registration statement is effective and before trading the morning after pricing), the potential participant will not be allocated any shares;

d.	review payment options and the time by which payment must be received by UBS Financial Services Inc. (UBS Financial Services Inc. does not accept funds prior to pricing and effectiveness); and

e.	advise the potential participant of any lock-up restrictions.

6.	The salesperson will update the database of potential participants to reflect that the indications have been orally confirmed.

7.	On the morning of pricing, the allocation amount and final indication list will be e-mailed to the Company with instructions to give UBS Financial Services Inc. final allocations after the pricing.

8.	On the night of pricing, after the issue is priced and effective, a UBS Financial Services Inc. salesperson will call each participant to:

a.	confirm his or her final allocation, price and amount due (the directed shares will be purchased at the full initial public offering price);

b.	ask for his or her acceptance;

c.	review payment options and timing; and

d.	discuss any lock-up restrictions.

If a message is left, the salesperson will leave the following message: “I am calling from UBS Financial Services Inc. regarding the WorldSpace, Inc. directed share program. The issue was priced this evening (day, date). UBS must speak to you no later than 9:30 a.m. EST tomorrow to confirm your participation and pricing. If UBS does not speak to you by then, you will not be able to participate. Please return this call to                 .”

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June , 2005

9.	On the morning after pricing, a UBS Financial Services Inc. salesperson will call those participants who were not reached the night before. By 9:00 a.m. EST, UBS will inform the Company of the participants who have not been contacted.

10.	When the issue begins trading, UBS Financial Services Inc. will review the list for completeness. If there are any participants who have not been reached, UBS Financial Services Inc. will inform the Company and the shares will be given back to UBS

The Company has advised the underwriters that shares will be reserved under the Directed Share Program primarily for employees of current and potential partners of its local businesses throughout the world. The underwriters have reserved 3% of the shares to be offered for the Directed Share Program.

39.	Disclose separately the revenue and cost of revenue generated by the sale of the receivers. Refer to Rule 5-03 of Regulation S-X.

The Company has revised its presentation of the Consolidated Statements of Operations in accordance with Regulation S-X, Rule 5-03.1, to disclose separately revenue and cost of revenue generated by the sale of the receivers.

40.	It appears that the caption “Cost of Revenue” and “Gross Loss” excludes depreciation for property and equipment that is directly attributed to the generation of revenue. If this is true, revise your presentation to include the applicable depreciation in the calculation of “Gross Loss”. Also identify the amount of depreciation that is excluded from Cost of Revenue as required by SAB Topic II: B.

The Company has eliminated the line item Cost of Revenues (under Revenues) and the line item Gross Loss, consistent with industry standards. The Company has added Cost of Services, as a line item under Operating Expenses; the caption to the line item indicates that amounts included in this line item do not include depreciation and amortization. [Depreciation and amortization will continue to be included as a separate line item under Operating Expenses.] Stock-based compensation continues to be shown as a separate line item under Operating Expenses and is footnoted to a schedule that allocates stock-based compensation to its allowable items.

41.	If a portion of stock-based compensation is attributed to employees whose services are included as a component of cost of revenue, revise your presentation to include the applicable amount of stock-based compensation in the calculation of “Gross Loss”.

Please see the Company’s response to the immediately preceding comment.

42.	We refer to your disclosure that revenue from the sale of satellite radio receivers is recognized when the product is shipped. Tell us why is it appropriate to recognize revenue when shipped? In addition, tell us if there are any rights of return or potential warranty costs that need to be recognized.

The Company recognizes revenue in accordance with the SEC’s Staff Accounting Bulletin No. 104 whereby revenue is recognized when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred or services have been rendered;
•	The seller’s price to the buyer is fixed or determinable; and
•	Collectibility is reasonably assured.

Upon shipment, title has passed to the distributor. The sale of receivers are made to our distributors. The sale of receivers is an independent transaction from the sale of subscriptions. Subscriptions are sold by our distributors to our customers. Since these transactions are separately identified and valued, we do not have a multiple-deliverable arrangement as discussed in EITF 00-21: Revenue Arrangements With Multiple Deliverables. The Company has not entered into any sales agreements that include a right of return that would require the Company under FAS 48, Revenue Recognition When a Right of Return Exists; to record a sales return and allowance thereby reducing revenue recognized. In addition, the Company has not entered into any warranty programs that need to be recognized. Available warranties are provided by the manufacturer.

43.	Update your disclosure to address the impact, if any, of the adoption of FIN 46R. Also clarify whether you identified any variable interest entities and provide the disclosures required by paragraphs 23 through 25 of FIN 46(R), if applicable.

The Company has updated its disclosure to address the impact of the adoption of FIN 46R. Based on its evaluation, the Company does not hold a variable interest in an entity that qualifies as a variable interest entity under FIN 46R.

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June , 2005

44.	We refer to the impairment of certain ground system assets for $3.6 million. Describe for us how you determined the asset group or groups for testing for impairment. In this regard, we note your disclosure of the WorldSpace System at page 77 in which you state that the system is comprised of three major components: the space, the ground and the user segments. In addition, confirm whether the impairment charge resulted in the revision of the depreciation estimate of the asset group(s). Refer to paragraphs 4 and 10 of SFAS 144.

The $3.6 million impairment includes a $3 million impairment of Construction in Progress for satellite battery cells and capitalized interest associated with the third satellite, which has not yet been launched. The impairment was a result of specific identification of a component that failed, and not impairment of the satellite or its asset group. Since the impairment charge was for a specific item within a group, depreciation was only affected to the extent of the write-off. A review of the asset group did not result in impairment. In addition, the impairment includes approximately $600,000 for the write-down of excess spare parts for the Company’s feeder link systems.

45.	Tell us how you determined the fair value of your asset group or groups. Refer to paragraphs 22-24 of SFAS 144.

The Company performed an undiscounted cash flow analysis as required by SFAS 144, paragraph 7, which resulted in cash flows exceeding the carrying value of the assets. As a result, the Company determined no impairment charge was necessary.

46.	Disclose in the notes to the financial statements the facts and circumstances leading to the impairment. Also disclose the method you used to determine the fair value of the asset group. Refer to paragraphs 8 and 26 of SFAS 144.

The Company has revised its disclosure to describe the circumstances leading to the write-off of certain defective and obsolete assets. Impairment of an asset group did not occur. The method used to determine fair value of the asset group is described in paragraph 45 above.

47.	You disclose that you determined the number of shares to issue for the conversion of notes held by Yenura based on “the conversion price stated in the promissory notes or based upon a negotiated conversion rate.” Describe for us the circumstances where you decided to use a negotiated rate. Also discuss whether these exchanges involved an induced conversion of debt and, if so, how you applied the guidance in SFAS 84 or other relevant accounting literature.

The Company wishes to provide the following supplemental information to the Staff:

Debt totaling approximately $255 million was converted to 27,882,308 shares of Class B common Stock of the Company. The Company determined the number of shares based either on the stated conversion rate in the respective agreement or based upon a negotiated conversion rate, depending on the debt.

The negotiated conversion rates applied to approximately $143 million in notes (including principal plus accrued and unpaid interest) held by Yenura in respect of loans made from 2001 to 2004. A conversion price of $10.79 per share based upon a $300 million valuation was negotiated between WorldSpace and Yenura. This valuation was negotiated based upon two significant factors:

The Company requested Yenura to convert the notes into Class B shares even though the under the terms of the notes, WorldSpace could not force Yenura to convert the notes.

Yenura started and continued advancing loans to the Company for over three years, a period when the company was under severe financial constraints and was pursuing restructuring of its obligations with its debt holders.

Of the remaining debt of $112,071,483: notes in the amount of approximately $90 million ($56 million in principal plus $34 million accrued and unpaid interest) held by Industrial Development were purchased by Yenura before the December transaction and were converted, in the December transaction, into Class B shares of the Company. This conversion was based upon the terms of the note held by Industrial Development. The remaining debt of about $21 million (two separate notes purchased by Yenura) was converted using the same conversion terms.

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June , 2005

The substance of this transaction was the conversion of $255 million into 27,882,308 shares, i.e., at a notional conversion rate of $9.16 per share. The Company considered whether there was an induced conversion under SFAS 84, “Induced Conversions of Convertible Debt”. The only third party financing transaction during the year was the issuance of the $155 million in convertible notes, which convert at $8.45 per share (see the response to Comment No. 48, below). As a result of this transaction, the Company determined that the best estimate of fair value for the Company’s shares is $8.45 as of December 31, 2004, the date of both the conversion of the Yenura debt and the date of the issuance of the $155 million in new senior convertible notes. As a result of this $8.45 per share value it was determined that the value of the shares Yenura received was $235,605,503 ($8.45x27,882,308).

Based upon this analysis it was determined that the value of the debt given up ($255,517,304) exceeded the value of the shares received ($235,605,503) by $19,911,801. As a result, there was no inducement given by the company to Yenura to convert.

Paragraph 15 of FAS 15 states “A debtor that issues or otherwise grants an equity interest to a creditor to settle fully a payable shall account for the equity interest at its fair value. The difference between the fair value of the equity interest granted and the carrying amount of the payable settled shall be recognized as a gain on restructuring of payables.” This would require the Company to record a gain for approximately $20 million in respect of the conversion of the Yenura debt. However, Yenura is controlled by Noah Samara, who also controlled the Company before and after the December 31, 2004 financing transactions. APB 26, Footnote 1 indicates:

“If upon extinguishment of debt, the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges should be given appropriate accounting recognition. Moreover, extinguishment transactions between related entities may be in essence capital transactions.”

Based upon this guidance, the Company determined that it was inappropriate to record a gain on the conversion. The Company determined that the excess of the debt amount over the fair value of the equity received was considered to be an additional equity contribution and therefore was recorded as APIC.

48.	Describe for us the methodology and significant assumptions you used to determine the fair value of the common stock underlying the WSI options at the date you measured compensation expense attributed to the conversion of WIN options. We may have additional comments when the estimated offering price of Class A common stock is included in the document.

The Company wishes to provide the following supplemental information to the Staff:

The value of the common stock underlying the options was measured based upon the valuation negotiated with the purchasers of $155 million in new senior convertible notes in December 2004. This negotiation resulted in a negotiated enterprise value of $500 million (pre-money) and $655 million (post-money). Based upon that valuation, the conversion price of the Company’s shares was $8.45 per share. The compensation expense recorded for the WIN options converted to WorldSpace, Inc. options was measured on the

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June , 2005

basis of the fair value of the WorldSpace enterprise as determined by the December investment transaction.

49.	Update the financial statements and other financial information in the filing as required by Rule 3-12 of Regulation S-X.

The Company has updated its financial statements contained in the Registration Statement in accordance with Rule 3-12 of Regulation S-X.

Very truly yours,

Jeffrey E. Cohen

Enclosures

cc:	Securities and Exchange Commission

Derek Swanson

Terry French

Al Rodriguez

WorldSpace, Inc.

Noah A. Samara

Sridhar Ganesan

Donald J. Frickel

UBS Securities LLC

Omar Jaffrey

Grant Thornton LLP

Steve Leser

Milbank, Tweed, Hadley & McCloy

James H. Ball, Jr.

Coudert Brothers LLP

Lan Lou

Lisa Rindler